China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing
The People’s Republic of China

Via EDGAR

December 23, 2008

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010, USA
Facsimile Number: +1 (202) 772-9369
Phone Number: +1 (202) 551-3686

Re: China Petroleum & Chemical Corporation
Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007
Filed June 5, 2008 with File No. 1-15138

Dear Mr. Hiller:

We refer to your letter dated December 9, 2008 regarding the Annual Report on Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2007 filed with the United States Securities and Exchange Commission (the “Commission”) on June 5, 2008 with the file number 1-15138. Set forth below are our responses to your comments raised in you letter. For your convenience, we have also restated your comments below in italics.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Supplemental Information on Oil and Gas Production Activities, page F-65

Reserve Quantity Information, page F-66

1.
We note that in 2007 you increased your natural gas reserves by approximately 122%, from 2,856 BCF in 2006 to 6,331 BCF in 2007, apparently through extensions and discoveries. However, we could find no further explanation for this increase. You must include appropriate explanations for significant changes in reserves to comply with the guidance in paragraph 11 of SFAS 69. Please submit the information that you believe would satisfy this disclosure requirement.

The Company respectfully provides the Commission the following supplemental information:

The Company’s natural gas reserve increased by 122%, from 2,856 billion cubic feet as of December 31, 2006 to 6,331 billion cubic feet as of December 31, 2007, primarily due to the natural gas reserve of 3,509 billion cubic feet in Puguang gas field.

At the beginning of 2006, the Company announced the discovery of Puguang gas field. See “Item 4. Information on the Company — Business Overview — Exploration and Production — Properties” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. Based on the development status of project, the Company estimated that the proved developed and undeveloped natural gas reserve of Puguang gas field were 3,509 billion cubic feet as of December 31, 2007. Such information was disclosed in the tables of “proved developed and undeveloped crude oil and natural gas reserves of our primary oil and gas producing fields as of December 31, 2005, 2006 and 2007” under the heading “Item 4. Information on the Company — Business Overview — Exploration and Production — Oil and Natural Gas Reserves” in our annual report on Form 20-F for the fiscal year ended December 31, 2007.

2.
On a related point, if the increase in natural gas reserves is from a new discovery or extension, please also submit for review more detailed information, including the number of wells drilled and the test results obtained which support the increase in proved reserves. Under these circumstances, please also describe to us the nature and status of the transportation system that you plan to utilize to bring the gas to market.

The Company respectfully provides the Commission the following supplemental information:

The Company drilled 20 development wells in Puguang gas field by the end of 2007, 10 of which were tested. The detailed locations of these wells are set forth in the following map.

The following table sets forth the maximum flow rates of the 10 tested wells in Puguang gas field:

No. of Wells	Maximum Flow Rate
(in thousand cubic feet per day)
#01	14,963
#02	21,902
#03	22,933
#04	22,933
#06	45,256
#05	23,809
#08	5,883
#09	41,096
D#02	20,694
D#01	5,993

As set forth in the table above, the maximum flow rates of the 10 tested wells in Puiguang gas field range between 5.8 and 45 million cubic feet per day. As the natural gas extracted from Puguang gas field is sour, the Company is constructing a purification plant to remove the impurities. The proved reserves of Puguang gas field disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2007 are all sales quality gas. There is no condensate associated with this project.

In accordance with the Company’s development plan for Puguang gas field, the Company has commenced the construction of a natural gas pipeline with several branches from Puguang gas field to Shanghai, which is set forth in the following map.

This pipeline project is designed with a total transportation capacity of 12 billion cubic meter per annum (approximately 423.7 billion cubic feet per annum). The backbone pipeline from Puguang gas field to Shanghai has a designed distance of approximately 1,702 kilometers, approximately 1,634.3 kilometers, or 96% of which have been completed as of December 19, 2008. The backbone pipeline is expected to be completed by June 30, 2009.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-5996-9566 or by facsimile at +8610-5996-0386 if you have any questions.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Dai Houliang
Dai Houliang
Director, Senior Vice President and CFO